MEDITERRANEAN MINERALS CORP.

NEWS RELEASE

February 22, 2005

Toronto Stock Exchange
Trading Symbol: MED

MEDITERRANEAN MINERALS Announces Change in Name, Address and Trading Symbol

Mediterranean Minerals Corp. (TSX-MED) (formerly Manhattan Minerals Corp.), is pleased to announce the TSX is prepared to effect the Company's name change to "Mediterranean Minerals Corp." with the new trading symbol "MED", effective Wednesday, February 23, 2005.

The name change reflects the new business strategy of the Company as it changes its emphasis from the exploration and developments of mineral properties of known potential from Peru to other areas of the world. The Company will concentrate on acquiring mineral properties of demonstrated mineral asset values that are at or near the prefeasibility stage of development in Turkey and the Mediterranean region.

The Company also announces its new address at Suite 890 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5.

For additional information, please contact:

Peter J. Guest   604-669-3397
President and CEO   www.med-min.com

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